UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   January 2007            File No.    0-51324

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated January 22, 2007

2.

News Release dated January 31, 2007

3.

News Release dated February 2, 2007

4.

News Release dated February 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: April 30, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.

TSX-V: DJE

FOR IMMEDIATE RELEASE:

January 22, 2007

Dejour Appoints VP and General Counsel to Team

Vancouver, BC Canada January 22, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, TSX-V:  “DJE.WT”, OTCBB: “DJEEF”) announces the appointment of Phillip D. Bretzloff as Vice President and General Counsel.  Phil has over 30 years experience acting for oil, gas and energy companies for Canadian and international private and public corporations.  His background includes Senior Counsel for Petro-Canada and Union Oil Company of Canada and Partner with Cumming Blackett Bretzloff Todesco, Gowlings and Baker McKenzie in both Calgary and China.  Some of Phil’s professional affiliations include the Petroleum Advisory Forum, the International Bar Association and the Association of International Petroleum Negotiators.

Chairman & CEO, Robert L. Hodgkinson states “the addition to Phil to our team, in Vancouver, is a tremendous asset.  His extensive Canadian and international oil and gas legal and business experience and negotiation skills provide Dejour both opportunity and advantage.”

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com .

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

PRESS RELEASE

DEJOUR ENTERPRISES LTD.

TSX-V: DJE

FOR IMMEDIATE RELEASE:

January 31, 2007

Dejour Retains San Diego Torrey Hills Capital

Vancouver, BC Canada January 31, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, TSX-V:  “DJE.WT”, OTCBB: “DJEEF”)   Robert L. Hodgkinson, Chairman & CEO reports the Company has retained San Diego Torrey Hills Capital to conduct investor relations services focused on developing awareness of Dejour’s compelling energy strategy to the US broker and analyst community, specifically in the Eastern seaboard. With operations in Del Mar, California and Boston, Massachusetts, San Diego Torrey Hills Capital specializes in providing advisory and investment banking services to strategic growth companies with market cap valuations up to $250 million.

The Dejour /San Diego Torrey Hills Capital 4 month contract, subject to regulatory approval, includes a monthly fee of US $6,500, and the provision of incentive stock options to purchase 100,000 shares @$2.35, vesting over 12 months, subject to regulatory approval.  This contract is extendable for an additional 8 months under certain conditions.

In addition, Dejour is issuing 150,000 shares @$2.35, vesting over three years to Phil Bretzloff, VP and General Counsel.

All of the options granted above expire on January 31, 2010.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

J O I N T   N E W S   R E L E A S E

Dejour/Titan Uranium Asset Combination Approved

Saskatoon, Sask., and Vancouver, BC Canada February 2, 2007 – Titan Uranium Incorporated (Titan) (TSX-V: TUE, TUE.WT) and Dejour Enterprises Ltd. (Dejour) (TSX-V: DJE, DJE.WT) are pleased to announce that they have both now received shareholder ratification and final TSX Venture Exchange acceptance to the completion of the acquisition of Dejour’s Athabasca Basin Uranium properties as previously announced on December 18, 2006.

Titan emerges from this transaction with in excess of 1,440,000 acres of prime uranium exploration lands in the Athabasca and Thelon Basins.  The Athabasca Basin is the world’s #1 uranium address, in which Titan is the only company holding claims in all six conductive belts in Saskatchewan.  Over 300 line kilometres of basement conductors have been defined on Titan lands that await drill testing.  Titan also gains a veteran team of exploration geologists with a history of involvement in uranium discoveries.

The Company has sufficient working capital to conduct its extensive exploration program.

Dejour emerges as Titan’s major shareholder (greater than 37% of Titan’s issued capital) while retaining a 10% carried interest and 1% royalty on contributed uranium lands.

Titan – Exploration Update

Titan plans a two year, $CDN 20M exploration program that will include 30,000 metres of drilling and 10,000 kms airborne and ground geophysical surveys. In 2007, Titan plans to drill a minimum of 13,000 metres over 51 holes covering portions of its Athabasca and Thelon Basin properties.

A four-hole, 3000 metre diamond drill program is currently underway on its Castle South property in the Athabasca Basin.  This program follows up on the Company’s 2006 first phase of drilling on the Saskatoon Lake Conductor (SLC) which intersected unconformity-related alteration and graphitic metasedimentary rocks in the basement – features associated with unconformity type uranium deposits.

The SLC, which hosts the AREVA/UEX Corp. Shea Creek deposits, traverses Titan’s Castle South property for approximately six kilometres of strike length.  Drilling in 2007 will focus on a segment of this conductor where depths to the basement are approximately 600 to 650 metres.  Ground geophysical surveys are scheduled for the end of February

Immediately following the Castle South drilling, a three hole, 1,500+ metre drill program is scheduled for Q2/2007 in the eastern Athabasca Basin, on the Carlson Creek (formerly Sheila) property. The Carlson Creek property is located 20 kilometres NE and along trend of the McArthur River mine, the world’s largest and highest grade uranium deposit that produces 18% of global uranium production. The Carlson Creek property is also adjacent to the JCU (Canada) Exploration Co. Ltd. property where drilling in the 1990’s defined a 16 million pound U3O8 resource at the Paul Bay deposit (Saskatchewan Mineral Deposit Index # 2654).

Titan recently received Condor Consulting Ltd. interpretation of the airborne VTEM survey on the Carlson Creek property and is very encouraged by the state of the art survey results which detected a 3000 metre long basement electromagnetic conductor that had not been detected by earlier, weaker power surveys. Associated with the conductor are cross cutting features which appear to be the eastward extension of the Paul Bay structure.

J. Allan McNutt, P. Geo., M.A. Sc., is the qualified person for these projects.

To further assist in the growth of the Company, Titan has appointed Dejour executives, Robert L. Hodgkinson and Dr. Lloyd Clark to the Board of Directors, and Doug Cannaday joins Titan’s Board of Advisors.

ON BEHALF OF TITAN URANIUM INC.

"Philip E. Olson", President and Chief Executive Officer

ON BEHALF OF DEJOUR ENTERPRISES LTD.

"Robert L. Hodgkinson", Chairman and Chief Executive Officer

For further information contact:

TITAN URANIUM INC.

Philip E. Olson

President and Chief Executive Officer

103-2103 Airport Drive, Saskatoon, SK, Canada S7L 6W2

Email:  investor@titanuranium.com

www.titanuranium.com

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.

PRESS RELEASE

DEJOUR ENTERPRISES LTD.

TSX-V: DJE

FOR IMMEDIATE RELEASE:

February 12, 2007

Dejour Announces Peace River Arch Projects & Adds Piceance-Uinta Acreage

Vancouver, BC Canada February 12, 2007 – Dejour Enterprises Ltd. (“Dejour”) (TSX-V: “DJE”, TSX-V:  “DJE.WT”, OTCBB: “DJEEF”)      Dejour Energy Alberta  Ltd. (“DEAL”) has n egotiated agreements  covering six strategic projects in the Peace River Arch a rea of northwest Alberta and northeast British Columbia , Canada . T he first of these projects has commence d operations and all six are scheduled for drilling and or completion prior to the end of June 2007. Dejour is earning a 33 % average net working interest in these projects inclusive of the previously announced Noel project , one of the six projects.

Dejour will invest approx imately CDN $4 million in an initial nine well drilling and recompletion program which has the potential for as many as 30 wells to maximize gas production from earned and optioned lands. As of this date, D EAL estimates that its share of a prospective resource estimate ranges from 16 – 3 2 BCFG .. Dejour ’s share of full development is preliminarily budgeted at a further CDN $1 2 million . This would equate to a finding and development cost into pipe of CDN $0.50 -$1.00 /mcf.

Dejour estimates that a successful program should result in daily production of 8 mmcf/d net to Dejour (risked 50%), providing gross revenues approximating CDN $ 18 million annually (cash flow CDN $ 12 million ) using $6/mcf gas pricing when fully developed. Dejour and its partners expect to be drilling some of these projects into pending land sales. Consequently, drilling results may be held confidential where sensitive . A complete summary of the initial nine well program will be forthcoming when concluded.

Company personnel are very active reviewing a proliferation of projects of healthy economic potential, coupled with relatively low geologic risk, that are finding their way to market during this temporary period of  uncertainty in the Canadian gas  E&P business.

Charles W.E. Dove, B Sc., P. Geoph. is the qualified person for the Company’s Canadian O&G projects.

Piceance- Uinta Basin Project

Dejour Energy USA has increased its gross land position in this project to greater than 285,000 acres (59, 40 0 net) through recent acquisitions of federal leases at auctions. These purchases were designed to enhance the respective existing land holdings by Dejour and its partners , Brownstone and Retamco. Retamco, the major partner and operator has been notified by the Bureau of Land Management that applications for drilling permits are currently being reviewed and should be issued late in Q1 -07 . This time frame is viewed positively by Dejour and its partners, as land prices are continually rising, new ‘flex’ rigs are being introduced to the area bringing important drilling economies, and the drilling and acquisition plans of the larger companies in the region are poised to positively impact our lease investment in these basins.

Dejour expects that the initial permits to be approved will cover the Barcus Federal leases (1920 acres) of the Rio Blanco Deep project, targeting the blanket Mesa Verde sands at 11000’. Drilling activity in this area has been very active by companies such as Williams Co .. (on Exxon lands) and Bass Operating on adjacent leases. Williams Cos. has recently completed a pipeline to the edge of this lease block to tie-in Bass wells. Exxon stated late in 2006 that it is mobilizing 14 rigs to drill 1000 wells in this same area.

The Oil & Gas Investor (November 2006) states that   the overall drilling activity in the Rocky Mountain basins, where the Piceance and Uinta basins are dominant, wil l exceed 43 , 000 wells in the next 5 years representing an industry investment of over $25 billion.  Key major players include EnCana Oil & Gas (USA) Inc., The Williams Cos., Bill Barrett Corp., ExxonMobil and ConocoPhillips, Occidental and Marathon.

About Dejour

Dejour Enterprises Ltd. is a Canadian energy company focused on exploration and development of uranium and oil & gas while leveraging opportunities that exist as a result of the global market’s decreasing conventional supply and increasing demand for energy.  The Company is listed on the TSX Venture Exchange (DJE.V), OTCBB (DJEEF), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com.

DEJOUR ENTRPRISES LTD.

Robert L. Hodgkinson

Chairman and CEO

Suite 1100-808 West Hastings Street, Vancouver, British Columbia Canada V6C 2X4

Telephone: (604) 638-5050            Facsimile: (604) 638-5051

Email: investor@dejour.com           www.dejour.com

THE TSX VENTURE EXCHANGE DOES NOT ACCEPT RESPONSIBILITY FOR THE ADEQUACY OR ACCURACY OF THIS RELEASE.